SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2009

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04
Corporate Registry (NIRE): 3330001159-5

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF COMPANHIA SIDERÚRGICA NACIONAL HELD ON SEPTEMBER 14, 2009 AND DRAWN UP IN SUMMARY FORMAT

1. Date, time and venue: Extraordinary Shareholders’ Meeting held on September 14, 2009, at 11:00 am, at the Company’s headquarters, at Rua São José, 20, grupo 1602, parte, Centro, in the city and state of Rio de Janeiro.

2. Call Notices: Call notices were published at first call on August 19, 20 and 21, 2009 in the Diário Oficial do Estado do Rio de Janeiro on pages 4, 9 and 11, respectively, and in Valor Econômico newspaper, on pages C5, A11 and C8, respectively, and, at second call, on September 4, 8 and 9, 2009 in the Diário Oficial do Estado do Rio de Janeiro on pages 6, 4 and 4, respectively, and in Valor Econômico newspaper, on pages C8, B11 and B7, respectively. Said notices will be filed at the Company’s headquarters.

3. Attendance: Shareholders representing 57.82% of the Company’s voting capital, as evidenced by the signatures in the Shareholders Attendance Book.

4. Presiding: The Board Member Antônio Francisco dos Santos chaired the Meeting, as appointed by the Chairman of the Board of Directors, and invited Mrs. Claudia Maria Sarti to act as secretary.

5. Agenda: (i) cancellation of 29,684,400 shares currently held in treasury, with no reduction in the Company’s capital; (ii) amendment to the “caput” of Article 5 of the Company’s Bylaws, as a result of the share cancellation mentioned in item (i) above.

6. Resolutions: The following resolutions were taken by shareholders representing 57.82% of the Company’s voting capital:

6.1. Authorization for drawing up these minutes in summary format and omitting the signatures of attending shareholders at the time of publication, as allowed by paragraphs 1 and 2, respectively, of article 130 of Law 6,404, as of December 15, 1976 ("Law 6,404/76").

6.2. Copies of Call Notices publications were available at the meeting. Attending shareholders unanimously waived the reading of said notices, as all of them were cognizant thereof.

6.3 Approval, by unanimous vote of attending shareholders, being the votes filed at the Company’s headquarters, the cancellation of 29,684,400 (twenty-nine million, six hundred eighty-four thousand and four hundred) shares currently held in treasury, pursuant to Article 30, Paragraph 1, Item “b” of Law 6,404/76, with no reduction in the Company’s capital stock.

6.4 As a result of the approved share cancellation, attending shareholders unanimously approved, being the votes filed at the Company’s headquarters, the amendment to the “caput” of Article 5 of the Company’s Bylaws in order to reflect the new capital stock structure, whose wording will be as follows:

“Article 5 – The Company’s capital stock, fully subscribed and paid-in, is R$1,680,947,363.71 (one billion, six hundred eighty million, nine hundred forty-seven thousand, three hundred sixty-three Brazilian reais and seventy-one centavos), divided into 755,179,610 (seven hundred fifty-five million, one hundred seventy-nine thousand, six hundred and ten) registered common shares with no par value.”

7. Closure: There being no further business to be discussed, the meeting was adjourned for the time necessary to draw up these Minutes, which were read, found in compliance and signed by the Chairman, the Secretary and all attending shareholders.

8. Filed Documents: The Call Notices for this Extraordinary Shareholders’ Meeting are filed at the Company’s headquarters.

Rio de Janeiro, September 14, 2009.

This is a free translation of the original minutes, drawn up in the proper book.

Claudia Maria Sarti
Secretary of the Meeting

Companhia Siderúrgica Nacional

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2009

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.